Exhibit 99.6

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 25, 2024

1. Date, Time and Place: meeting of the Board of Directors of JBS S.A. (“Company” or “JBS”), located at Avenida Marginal Direita do Tietê, nº 500, 3º andar, bloco I, Bairro Vila Jaguará, CEP 05118-100, in the city and state of São Paulo, held on October 25, 2024, at 12 p.m., via video conferencing.

2. Call Notice: the call notice was waived as all members of JBS’s Board of Directors attended the meeting.

3. Attendance: the necessary quorum for the Extraordinary Meeting of JBS’s Board of Directors was verified, given the presence of all Board members, according to articles 15 and 18 of its Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho, Francisco Sergio Turra, Carlos Hamilton Vasconcelos Araújo, Alba Virginia Pettengill Vacca, Cledorvino Belini, Gelson Luiz Merisio, Katia Regina de Abreu Gomes, and Paulo Bernardo Silva.

4. Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

5. Agenda: to resolve on the following matters: (i) approval of the terms and conditions of the 11th issue of simple, unsecured debentures, not convertible into shares, in up to 4 (four) series, for private placement, of the Company (“Debentures” and “Issue”, respectively), initially totaling R$1,875,000,000.00 (one billion, eight hundred and seventy-five million reais), being initially equivalent to 1,875,000 (one million, eight hundred and seventy-five thousand) debentures, at the face value of R$1,000.00 (one thousand reais); (ii) the signing, by the Company, of any and all instruments necessary to the issue of the Debentures and the agribusiness receivables certificates of 1st (first) series (“1st Series ARCs”), 2nd (second) series (“2nd Series ARCs”), 3rd (third) series (“3rd Series ARCs”) and 4th (fourth) series (“4th Series ARCs” and, together with the 1st, the 2nd, and the 3rd Series ARCs, “ARCs”) of the 204th (two hundred and fourth) issue of Virgo Companhia de Securitização, a publicly-held company registered as a category “S2” securitization company before the Brazilian Securities and Exchange Commission (“CVM”) under number 728, located at Rua Tabapuã, nº 1.123, 21º andar, conjunto 215, CEP 04533-004, in the city and state of São Paulo, inscribed in the Register of Corporate Taxpayers of the Ministry of Finance (“CNPJ/MF”) under number 08.769.451/0001-08, with its articles of incorporation duly filed with the São Paulo State Registry of Commerce (“JUCESP”) under Company Registry (NIRE) number 3530034094-9 (“Securitization Company” or “Debenture Holder”), which will be backed by agribusiness credit rights arising from the Debentures (“Agribusiness Credit Rights”), and subject to a public distribution offering, pursuant to CVM Resolution 160, of July 13, 2022, as amended (“CVM Resolution 160”), of CVM Resolution 60, of December 23, 2021, as amended (“CVM Resolution 60”), of National Monetary Council Resolution 5,118, of February 1st, 2024, as amended, and other applicable laws and regulations (“Public Offering”), including, but not limited to, the following contracts: (a) “Indenture of the 11th Issue of Simple, Unsecured Debentures, Not Convertible into Shares, in up to 4 (four) Series, for Private Placement, of JBS S.A.” (“Indenture”), to be entered into between the Company and the Securitization Company, as holder of the Debentures, and an Amendment to the Indenture (as defined below), to reflect the result of the Book Building Process (as defined below); and (b) the “Coordination, Placement and Public Distribution Agreement”, under Best Placement Efforts, of 1st, 2nd, 3rd and 4th Series Agribusiness Receivables Certificates of the 204th Issue of Virgo Companhia de Securitização” (“Distribution Agreement”), to be entered into among the Securitization Company, the Company, the intermediary institutions of the Public Offering (“Joint Bookrunners”) and J. Safra Assessoria Financeira Sociedade Unipessoal Ltda., with any amendments to said documents that may be necessary; (iii) the authorization and ratification for the Company’s Executive Board and/or its proxies to take any and all measures and sign any and all documents necessary for the implementation and execution of the Issue, the Public Offering and its amendments, including but not limited to the contracting of the necessary service providers, as well as the formalization of the matters addressed in items (i) and (ii) above; (iv) the ratification of all previous measures performed by the Company’s Executive Board and/or its proxies within the scope of the Issue and the Public Offering.

6. Resolutions: after analysis and discussions, the attending Board members, unanimously and with no restrictions, according to Article 19, item XIV, subitem (ii) of the Bylaws, and Paragraph 1 of Article 59 of Brazilian Corporation Law, resolved to:

(i) authorize the Issue, with the following main characteristics and conditions, which will be detailed and regulated within the scope of the Indenture:

(a)	Total Issue Amount: initially R$1,875,000,000.00 (one billion eight hundred and seventy-five million reais), on the Issue Date (as defined below), which may be reduced, observing the Minimum Amount (as defined below), pursuant to item (e) below and the Indenture (“Total Issue Amount”).

(b)	Book Building Process: The Issue will aim at the formation of the Agribusiness Credit Rights that will back the issue of the ARCs. Within the scope of the Public Offering of the ARCs, the Joint Bookrunners of the Offering will carry out the book building process and will receive reserves during the Reserve Period (as defined in the Securitization Instrument) provided for in the prospectus for the Public Offering of the ARCs, with no minimum or maximum lots, to establish: (i) the number of series of issue of the ARCs and, consequently, the number of series of issue of the Debentures, observing the Minimum Amount (as defined below), as per the Communicating Vessel System (as defined in the Indenture), and any of the respective series may be cancelled; (ii) the number and final volume of issue of the ARCs and, as a consequence, the number and final volume of issue of the Debentures; (iii) the number of ARCs to be allocated to each series of issue of the ARCs and, as a consequence, the number of Debentures to be allocated to each series of issue of the Debentures; and (iv) the final rates for remuneration of the ARCs of each series and, as a consequence, the final rates for Remuneration of the Debentures of each series (“Book Building Process”). After the Book Building Process and before the first Payment Date, the Indenture must be amended so as to formalize the results of items (i) to (iv) above. The Parties are hereby authorized and obliged to execute such amendment, without the need for a new approval by the Company and/or the Securitization Company, or even an approval by the Extraordinary Meeting of the Holders of Agribusiness Receivables Certificates (“Amendment to Indenture”).

(c)	Issue Number: 11th (eleventh) debenture issue of the Company.

(d)	Number of Series: the Issue will be carried out in up to 4 (four) series, with the first called “1st Series”, the second “2nd Series”, the third “3rd Series”, and the fourth “4th Series”. The existence of each series and the number of Debentures to be allocated within the scope of the 1st Series (“1st Series Debentures”), the 2nd Series (“2nd Series Debentures”), the 3rd Series (“3rd Series Debentures”), and/or the 4th Series (“4th Series Debentures”) will be defined according to the result of the Book Building Process, to be performed within the scope of the Public Offering of the ARCs, in the Communicating Vessel System, observing the provisions of the Indenture.

(e)	Quantity: initially 1,875,000 (one million, eight hundred and seventy-five thousand) Debentures will be issued within the scope of the 1st Series, the 2nd Series, the 3rd Series, and the 4th Series. This total quantity may be reduced, observing the Minimum Amount. The total quantity of Debentures and the quantity of Debentures to be issued for each series will be defined according to the Book Building Process that will be performed within the scope of the Public Offering of the ARCs. If, upon conclusion of the Book Building Process, within the scope of the Public Offering of the ARCs, the demand calculated along with investors of the Public Offering of the ARCs is lower than 1,875,000 (one million, eight hundred and seventy-five thousand) ARCs in terms of subscription and payment of such ARCs, considering non-exercise or partial exercise of the option of additional lot and the possibility of partial distribution of the ARCs and the Minimum Amount (as defined below), pursuant to the Securitization Instrument and the Distribution Agreement, at the face value of R$1,000.00 (one thousand reais) per ARC, on the issue date of the ARCs, the Total Issue Amount and the quantity of Debentures set forth herein, after the Book Building Process, will be proportionally reduced to the total final value of the issue of the ARCs and the final quantity of the ARCs, with the consequent cancellation of the unsubscribed and unpaid Debentures, to be formalized through an amendment to this Indenture that will be entered into between the Company and the Debenture Holder, without the need for it to be subjected to additional deliberation by the Company, approved by the Debenture Holders’ General Meeting, and/or approved by the Special Meeting of the Holders of ARCs, so as to formalize the final quantity of effectively subscribed and paid-up Debentures and, as a consequence, the Total Issue Amount, observing the maintenance of the Public Offering of the ARCs and, as a consequence, this Issue is subject to a minimum quantity of 500,000 (five hundred thousand) ARCs, corresponding to R$500,000,000.00 (five hundred million reais) and, as a consequence, 500,000 (five hundred thousand) Debentures, corresponding to R$500,000,000.00 (five hundred million reais), and the Debenture must be subscribed and paid up in relation to their respective ARCs, pursuant to the Indenture and the Securitization Instrument (“Minimum Amount”).

(f)	Allocation of Proceeds: Net proceeds arising from the Issue (“Proceeds”) carried out by the Company will be fully and exclusively allocated for the acquisition of animals, any other fresh products and all other inputs that are necessary for the processing of cattle, including slaughter, slaughter byproduct preparation and the manufacture of beef products arising from the aforementioned primary slaughter process, as well as the sale of products and byproducts therefrom, including export, intermediation, storage and transportation of products and byproducts arising from said production process carried out by the Company (“Allocation of Proceeds”). These processes are part of the Company’s day-to-day business operations, as JBS is classified as a rural producer, pursuant to (i) its corporate purpose, as described in the Indenture and (ii) other applicable regulations, especially, without limitation, article 23, paragraph 1, of Law 11,076, and article 2, paragraph 4, item iii, and paragraph 9, of Normative Exhibit II to CVM Resolution 60. The other terms and conditions for the Allocation of Proceeds are set out in the Indenture.

(g)	Subscription of Debentures and Binding to the Issue of ARCs: The Debentures will be exclusively subscribed and paid up by the Securitization Company, with no co-obligation, and, subsequently, the Debentures and the resulting Agribusiness Credit Rights will be bound to the ARCs, in order to back the ARCs to be distributed by the Public Offering of the ARCs. Thus, the Debentures of the Issue will be bound to the ARCs, with the Agribusiness Credit Rights arising from 1st Series Debentures linked to 1st Series ARCs, the Agribusiness Credit Rights arising from 2nd Series Debentures linked to 2nd Series ARCs, the Agribusiness Credit Rights arising from 3rd Series Debentures linked to 3rd Series ARCs, and the Agribusiness Credit Rights arising from 4th Series Debentures linked to 4th Series ARCs, under the terms of the “Securitization Instrument for Agribusiness Credit Rights” referring to the 1st, the 2nd, the 3rd, and the 4th series of the 204th issue of the “Securitization Company”, to be entered into between the Securitization Company and VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution headquartered at Rua Gilberto Sabino, n° 215, 4° andar, CEP 05425-020, Pinheiros, in the city and state of São Paulo, inscribed in the register of corporate taxpayers (CNPJ/MF) under number 22.610.500/0001-88, as the trustee of the ARCs (“Trustee of the ARCs” and “Securitization Instrument”, respectively).

(h)	Face Value: the face value of the Debentures will be one thousand reais (R$1,000.00) on the Issue Date (“Face Value”).

(i)	Issue Date: the issue date of the Debentures will be that defined in the Indenture (“Issue Date”).

(j)	Form and Proof of Ownership: The Debentures shall be registered and book-entry, with no issue of certificates or provisional certificates, wherein, for all legal purposes, the ownership of the Debentures will be proven by the “deposit account statement” issued by the bookkeeping agent. If the Debentures are held in electronic custody in organized markets, a statement in name of the Debenture Holder will be issued and equally considered as proof of ownership of said Debentures.

(k)	Type: The Debentures will be unsecured and guarantee-free, according to the head provision of article 58 of Brazilian Corporation Law. The Debentures will not grant any special or general privileges to their holders, nor will any of the Company’s assets be segregated, especially to secure the Debenture Holder in the event of court or out-of-court rulings of the Company’s obligations arising from the Debentures.

(l)	Convertibility: The Debentures will not be convertible into Company shares.

(m)	Term and Maturity of the Debentures: (i) 1st Series Debentures will be due in 1,813 (one thousand, eight hundred and thirteen) days as from the Issue Date (“1st Series Debentures Maturity”), except in the events of Optional Early Redemption Offer (resulting in the full redemption of 1st Series Debentures), Optional Early Redemption, Mandatory Early Redemption and/or Early Maturity of the Debentures, pursuant to the Indenture; (ii) 2nd Series Debentures will be due in days 3,648 (three thousand, six hundred and forty-eight) days as from the Issue Date (“2nd Series Debentures Maturity”), except in the events of Optional Early Redemption Offer (resulting in the full redemption of 2nd Series Debentures), Optional Early Redemption, Mandatory Early Redemption, and/or Early Maturity of the Debentures, pursuant to the Indenture; (iii) 3rd Series Debentures will be due in 5,475 (five thousand, four hundred and seventy-five) days as from the Issue Date (“3rd Series Debentures Maturity”), except in the events of Optional Early Redemption Offer (resulting in the full redemption of 3rd Series Debentures), Optional Early Redemption, Mandatory Early Redemption, and/or Early Maturity of the Debentures, pursuant to the Indenture; and (iv) 4th Series Debentures will be due in 7,302 (seven thousand, three hundred and two) days as from the Issue Date (“4th Series Debentures Maturity”), except in the events of Optional Early Redemption Offer (resulting in the full redemption of 4th Series Debentures), Optional Early Redemption, Mandatory Early Redemption, and/or Early Maturity of the Debentures, pursuant to the Indenture.

(n)	Subscription and Payment of the Debentures: The Debentures will be subscribed by the Securitization Company upon signing on the respective Debenture subscription form, mainly in the form of the attachment to the Indenture. The Debentures will be paid up in cash by the Securitization Company, in local currency, through Express Wire Transfer (TED) or any other type of wire transfer of financial funds, to the Company’s checking account, as defined in the Indenture. Transfers will be made on the same dates on which the ARCs are paid up, provided that such payments are made by 4 p.m. After such time, the Debentures will be paid up on the first subsequent Business Day (as defined in the Indenture).

(o)	Payment Price: the payment price of the Debentures shall correspond to the Face Value of the Debentures, if the payment occurs on a single date (“Payment Price”). After the first payment date of the ARCs, the Payment Price will correspond to: (i) the Restated Face Value of 1st Series Debentures (as defined below), plus 1st Series Debentures Remuneration (as defined below), calculated pro rata temporis from the first payment date of the 1st Series ARCs to the upcoming payment date of 1st Series ARCs; (ii) the Face Value of 2nd Series Debentures (as defined below), plus 2nd Series Debentures Remuneration (as defined below), calculated pro rata temporis from the first payment date of the 2nd Series ARCs to the upcoming payment date of 2nd Series ARCs; (iii) the Restated Face Value of 3rd Series Debentures (as defined below), plus 3rd Series Debentures Remuneration (as defined below), calculated pro rata temporis from the first payment date of the 3rd Series ARCs to the upcoming payment date of 3rd Series ARCs; and (iv) the Restated Face Value of 4th Series Debentures (as defined below), plus 4th Series Debentures Remuneration (as defined below), calculated pro rata temporis from the first payment date of the 4th Series ARCs to the upcoming payment date of 4th Series ARCs. The Debentures may be paid up with a premium or discount, upon mutual agreement reached between the Company and the Joint Bookrunners of the ARCs, under the terms of the Distribution Agreement, upon subscription of the ARCs, using 8 (eight) decimal places, with no rounding up/down. Additionally, if applicable, a premium or discount will be equally applied to all ARCs of the same series (and consequently to all Debentures of the same series) subscribed on the same date, under the provisions of the Distribution Agreement.

(p)	Optional Early Redemption: the Company may early redeem all 1st Series Debentures, 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debentures, as applicable, in any of the following cases: (i) as of May 15, 2025 (inclusive), at its sole discretion (“Optional Early Redemption at the Sole Discretion of 1st Series Debentures”), and the amount to be paid by the Company for each 1st Series Debentures will be equivalent to the value set in item (a) or item (b) below, whichever is higher: (a) the Face Value of 1st Series Debentures, plus 1st Series Debentures Remuneration, calculated pro rata temporis as from the first Debenture Payment Date or the immediately previous Remuneration Payment Date of 1st Series Debentures, as applicable, Default Charges (as defined in the Indenture), if any, and any pecuniary obligations and other values referring to 1st Series Debentures; or (b) Present value of the remaining installments of the Restated Face Value of 1st Series Debentures, plus the 1st Series Debentures Remuneration, calculated pro rata temporis as from the first payment date of 1st Series ARCs or the immediately previous Anniversary Date of 1st Series Debentures, as applicable, utilizing the internal rate of return of the United States Treasury constant maturities (“Yield Treasury”) as the discount rate, with an approximate duration equivalent to the remaining duration of 1st Series Debentures, according to the price disclosed by the latest Federal Reserve Statistical Release H.15(519), available at (https://www.federalreserve.gov/releases/h15) calculated on the 2nd Business Day immediately prior to the date of the Optional Early Redemption at the Sole Discretion of 1st Series Debentures, plus 0.30% (zero point thirty percent), calculated based on the formula below, plus Default Charges, if any, and any pecuniary obligations, as well as other values referring to 1st Series Debentures, calculated based on the provisions of the Indenture (“1st Series Debentures Optional Early Redemption Value”); (ii) as from May 15, 2025 (inclusive), at its sole discretion (“Optional Early Redemption at the Sole Discretion of 2nd Series Debentures”, “Optional Early Redemption at the Sole Discretion of 3rd Series Debentures” and “Optional Early Redemption at the Sole Discretion of 4th Series Debentures”, and together with Optional Early Redemption at the Sole Discretion of 1st Series Debentures, “Optional Early Redemption at Sole Discretion”), and the amount paid by the Company for each 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debentures will be equivalent to the value set out in item (i) or item (ii) below, whichever is higher (“Value of the Optional Early Redemption at the Sole Discretion of 2nd Series Debentures”, “Value of the Optional Early Redemption at the Sole Discretion of 3rd Series Debentures”) and “Value of the Optional Early Redemption at the Sole Discretion of 4th Series Debentures”, and together with the Value of the Optional Early Redemption at the Sole Discretion of 1st Series Debentures, “Value of the Optional Early Redemption at Sole Discretion”): (i) Restated Face Value of 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debentures, plus: (a) Remuneration of 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debentures, calculated pro rata temporis from the first payment date of the 2nd Series ARCs, 3rd Series ARCs, and/or 4th Series ARCs or the immediately previous Remuneration Payment Date of 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debentures, as applicable, to the actual redemption date (exclusive); (b) Default Charges, if any; and (c) any pecuniary obligations and other values referring to 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debentures; or (ii) present value of the remaining amortization installments relating to the Restated Face Value of 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debentures and the Remuneration of 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debentures, using as the discount rate the internal rate of return of Tesouro IPCA+, with semi-annual interest and approximate duration equivalent to the remaining duration of the respective series Debentures (“Tesouro IPCA”) on the date of the Optional Early Redemption at the Sole Discretion of 2nd Series Debentures, Optional Early Redemption at the Sole Discretion of 3rd Series Debentures, and/or Optional Early Redemption at the Sole Discretion of 4th Series Debentures, as per the prices disclosed by ANBIMA on its website (http://www.anbima.com.br), calculated on the 2nd Business Day immediately prior to the date of the Optional Early Redemption at the Sole Discretion of 2nd Series Debentures, Optional Early Redemption at the Sole Discretion of 3rd Series Debentures, and/or Optional Early Redemption at the Sole Discretion of 4th Series Debentures, calculated based on the formula below, plus Default Charges, if any, and any pecuniary obligations and other values referring to 2nd Series Debentures, 3rd Series Debentures, and/or 4th Series Debenture, as applicable.

(q)	Mandatory Early Redemption: At any time as of the first Payment Date, (i) in the event of approval, by the Company’s extraordinary shareholders’ meeting, of a merger into any company that is not publicly held, or (ii) if the Company (as the debtor of the Agribusiness Credit Rights) ceases to be a publicly-held company duly registered with the CVM, including in the case of Debt Assumption (as defined in the Indenture) as provided for in Clause 5.7 of the Indenture, pursuant to applicable regulations, the Company must early redeem all 1st, 2nd 3rd, and 4th Series Debentures (“Mandatory Early Redemption”), through the payment to the Debenture Holder of the Restated Face Value of 1st Series Debentures, the Restated Face Value of 2nd Series Debentures (or the balance of the Restated Face Value of 2nd Series Debentures, as applicable), the Restated Face Value of 3rd Series Debentures, and the Restated Face Value of 4th Series Debentures, plus the respective Debenture Remuneration applicable to 1st Series Debentures, 2nd Series Debentures, 3rd Series Debentures, and 4th Series Debentures which will be subject to early redemption, calculated pro rata temporis from the first payment date of the respective series ARCs or the immediately previous Remuneration Payment Date of 1st Series Debentures, 2nd Series Debentures, 3rd Series Debentures, and 4th Series Debentures, as applicable, to the actual payment date. Furthermore, no bonus will be due by the Company as a result of Mandatory Early Redemption (“Value of the Mandatory Early Redemption”) in any of the aforementioned events.

(r)	Optional Early Redemption Offer: the Company may, at its sole discretion, early redeem, at any time, as from the first Payment Date, the optional early redemption offer of all 1st, 2nd, 3rd, and/or 4th Series Debentures, subsequently cancelling said 1st, 2nd, 3rd, and/or 4th Series Debentures, as applicable, which will be targeted at the Debenture Holder, under the terms and conditions provided for in the Indenture.

(s)	Exchange Variation of 1st Series Debentures: The Face Value of 1st Series Debentures or the balance of Face Value of 1st Series Debentures will be restated, as applicable, as from the first payment date of 1st Series ARCs, based on the exchange variation of the closing price in U.S. dollars (PTAX800) for sales, available in the Information System of the Central Bank of Brazil - SISBACEN, through the PTAX System, as disclosed on the Central Bank of Brazil’s website https://www.bcb.gov.br/estabilidadefinanceira/historicocotacoes, under the option “Cotações e Boletins – Cotações de fechamento de todas as moedas em uma data”, that will use 4 (four) decimal places as from the Business Day immediately previous to the calculation date (“Exchange Rate”), calculated pro rata temporis per Business Days until the full settlement of 1st Series Debentures, as per the formula provided below, and the result of the variation will be automatically incorporated into the Face Value of 1st series Debentures, or the balance of the Face Value of 1st Series Debentures, as applicable, to be calculated as per the provisions of the Indenture (“Exchange Variation of 1st Series Debentures”).

(t)	Restatement of 2nd Series Debentures: the Face Value of 3rd Series Debentures or the balance of Face Value of 2nd Series Debentures, as applicable, will be restated on a monthly basis, as from the first payment date of the 2nd Series ARCs, based the accumulated variation of the IPCA index, calculated pro rata temporis per Business Days until the full settlement of 2nd Series Debentures, as per the formula provided for in the Indenture, with the result of the restatement being automatically incorporated into the Face Value of 2nd Series Debentures or the balance of the Face Value of 2nd Series Debentures, as applicable (“Restatement of 2nd Series Debentures”).

(u)	Restatement of 3rd Series Debentures: the Face Value of 3rd Series Debentures or the balance of Face Value of 3rd Series Debentures, as applicable, will be restated on a monthly basis, as from the first payment date of the 3rd Series ARCs, based the accumulated variation of the IPCA index, calculated pro rata temporis per Business Days until the full settlement of 3rd Series Debentures, as per the formula provided for in the Indenture, with the result of the restatement being automatically incorporated into the Face Value of 3rd Series Debentures or the balance of Face Value of 3rd Series Debentures, as applicable (“Restatement of 3rd Series Debentures”).

(v)	Restatement of 4th Series Debentures: the Face Value of 4th Series Debentures or the balance of Face Value of 4th Series Debentures, as applicable, will be restated on a monthly basis, as from the first payment date of the 4th Series ARCs, based the accumulated variation of the IPCA index, calculated pro rata temporis per Business Days until the full settlement of 4th Series Debentures, as per the formula provided for in the Indenture, with the result of the restatement being automatically incorporated into the Face Value of 4th Series Debentures or the balance of Face Value of 4th Series Debentures, as applicable (“Restatement of 4th Series Debentures”).

(w)	1st Series Debentures Remuneration: As from the first payment date of the 1st Series ARCs, remuneration interest corresponding to a specific percentage per year, based on a year of 360 (three hundred and sixty) calendar days, on a straight-line basis, will levy on the Restated Face Value of 1st Series Debentures, to be defined according to the Book Building Process and, in any case, limited to 6.00% (six percent). The 1st Series Debentures Remuneration will be calculated based on the Indenture.

(x)	2nd Series Debentures Remuneration: As from the first payment date of the 2nd Series ARCs, remuneration interest corresponding to a specific percentage per year, based on a year of 252 (two hundred and fifty-two) Business Days, will levy on the Restated Face Value of 2nd Series Debentures, to be defined according to the Book Building Process and, in any case, limited to the highest rate between: (i) the internal rate of return of the IPCA+ Treasury Bond with semi-annual interest (NTN-B), due in 2033, as per the rates disclosed by ANBIMA on its website (www.anbima.com.br) on the closing of the Business Day immediately prior to the Book Building Process, exponentially added of a spread of 0.60% (zero point sixty percent) based on a year of 252 (two hundred and fifty-two) Business Days; and (ii) a rate of 6.45% (six point forty-five percent) based on a year of 252 (two hundred and fifty-two) Business Days. The 2nd Series Debentures Remuneration will be calculated as per the formula provided for in the Indenture.

(y)	3rd Series Debentures Remuneration: As from the first payment date of the 3rd Series ARCs, remuneration interest corresponding to a specific percentage per year, based on a year of 252 (two hundred and fifty-two) Business Days, will levy on the Restated Face Value of 3rd Series Debentures, to be defined according to the Book Building Process and, in any case, limited to the highest rate between: (i) the internal rate of return of the IPCA+ Treasury Bond with semi-annual interest (NTN-B), due in 2040, as per the rates disclosed by ANBIMA on its website (www.anbima.com.br) on the closing of the Business Day immediately prior to the Book Building Process, exponentially added of a spread of 0.75% (zero point seventy-five percent) based on a year of 252 (two hundred and fifty-two) Business Days; and (ii) a rate of 6.65% (six point sixty-five percent) based on a year of 252 (two hundred and fifty-two) Business Days. The 3rd Series Debentures Remuneration will be calculated as per the formula provided for in the Indenture.

(z)	4th Series Debentures Remuneration: As from the first payment date of the 4th Series ARCs, remuneration interest corresponding to a specific percentage per year, based on a year of 252 (two hundred and fifty-two) Business Days, will levy on the Restated Face Value of 4th Series Debentures, to be defined according to the Book Building Process and, in any case, limited to the highest rate between: (i) the internal rate of return of the IPCA+ Treasury Bond with semi-annual interest (NTN-B), due in 2040, as per the rates disclosed by ANBIMA on its website (www.anbima.com.br) on the closing of the Business Day immediately prior to the Book Building Process, exponentially added of a spread of 1.10% (one point ten percent) based on a year of 252 (two hundred and fifty-two) Business Days; and (ii) a rate of 6.90% (six point ninety percent) based on a year of 252 (two hundred and fifty-two) Business Days. The 4th Series Debentures Remuneration will be calculated as per the formula provided for in the Indenture.

(aa)	Payment of 1st Series Debentures Remuneration: The amounts referring to 1st Series Debentures Remuneration will be paid every six months, from the Issue Date to the Maturity Date of 1st Series Debentures (inclusive), on the dates provided for in the table contained in Exhibit I to the Indenture, except in the events of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, and/or Early Maturity of the Debentures, under the terms of the Indenture.

(bb)	Payment of 2nd Series Debentures Remuneration: The amounts referring to 2nd Series Debentures Remuneration will be paid every six months, from the Issue Date to the Maturity Date of 2nd Series Debentures (inclusive), on the dates provided for in the table contained in Exhibit I to the Indenture, except in the events of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization, and/or Early Maturity of the Debentures, under the terms of the Indenture.

(cc)	Payment of 3rd Series Debentures Remuneration: The amounts referring to 3rd Series Debentures Remuneration will be paid every six months, from the Issue Date to the Due Date of 3rd Series Debentures (inclusive), on the dates provided for in the table contained in Exhibit I to the Indenture, except in the events of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization, and/or Early Maturity of the Debentures, under the terms of the Indenture.

(dd)	Payment of 4th Series Debentures Remuneration: The amounts referring to 4th Series Debentures Remuneration will be paid every six months, from the Issue Date to the Due Date of 4th Series Debentures (inclusive), on the dates provided for in the table contained in Exhibit I to the Indenture, except in the events of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization, and/or Early Maturity of the Debentures, under the terms of the Indenture.

(ee)	Scheduled Amortization of 1st Series Debentures: The Restated Face Value of 1st Series Debentures will be entirely due on the Due Date of 1st Series Debentures (“Amortization Date of 1st Series Debentures”), except in the events of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization, and/or Early Maturity of the Debentures, under the terms of the Indenture.

(ff)	Scheduled Amortization of 2nd Series Debentures: The Restated Face Value of 2nd Series Debentures will be entirely due on the Due Date of 2nd Series Debentures (individually referred to as “Amortization Date of 2nd Series Debentures”), except in the events of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization, and/or Early Maturity of the Debentures, under the terms of the Indenture.

(gg)	Scheduled Amortization of 3rd Series Debentures: After the grace period of 156 (one hundred and fifty-six) months, there will be scheduled amortization for 3rd Series Debentures, with the Restated Face Value of 3rd Series Debentures due in 3 (three) annual installments. The first installment must be paid on a fixed date to be provided for in the Indenture in 2037, the second installment on a fixed date to be provided for in the Indenture in 2038, and the last installment on the Due Date of 3rd Series Debentures (individually referred to as “Amortization Date of 3rd Series Debentures”), except in the events of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization, and/or Early Maturity of the Debentures, under the terms of the Indenture.

(hh)	Scheduled Amortization of 4th Series Debentures: After the grace period of 192 (one hundred and ninety-two) months, there will be scheduled amortization for 4th Series Debentures, with the Restated Face Value of 4th Series Debentures due in 5 (five) annual installments. The first installment must be paid on a fixed date to be provided for in the Indenture in 2040, the second installment on a fixed date to be provided for in the Indenture in 2041, the third installment on a fixed date to be provided for in the Indenture in 2042, the fourth installment on a fixed date to be provided for in the Indenture in 2043, and the last installment on the Due Date of 4th Series Debentures (individually referred to as “Amortization Date of 4th Series Debentures”), except in the events of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization, and/or Early Maturity of the Debentures, under the terms of the Indenture.

(ii)	Placement: the Debentures will be subject to a private placement for the Debenture Holder, without any sale or placement efforts before investors, or intermediation of institutions integrating the distribution system, the reason why the Issue is exempt from the distribution registration referred to in article 19 of Law 6,385, of December 7, 1976, as amended.

(jj)	Late Payment Penalty and Interest: In the event of late payment of any amount due to any of the parties under the terms of the Indenture, the debt overdue and not paid by the defaulting party, including the principal amount and remuneration interest, will be, in addition to the payment of the respective Remuneration and Restatement, as applicable, calculated pro rata temporis as from the first payment date of the ARCs or the immediately previous respective Remuneration Payment Date, as applicable, from the date of default until the actual payment date, subject to, regardless of notice, notification, or judicial or extrajudicial notification: (i) conventional, irreducible and non-compensatory fine of 2% (two percent) on the amount due and not paid; and (ii) non-compensatory late payment interest of 1% (one percent) per month calculated pro rata die.

(kk)	Early Maturity of Debentures: subject to the provisions of the Indenture, in any event of automatic early maturity provided for in the Indenture, in compliance with any cure periods, where applicable (“Automatic Early Maturity Events”), all obligations contained in the Indenture will be early declared due, regardless of notice, notification, or extrajudicial notification, or even Debenture Holders’ General Meeting, or General Meeting of Holders of ARCs (“Automatic Early Maturity”). Also, in any event of non-automatic early maturity provided for in the Indenture, in compliance with any cure periods, where applicable, the Securitization Company, and/or the Trustee of the ARCs will call a General Meeting of Holders of ARCs, under the terms of the Securitization Instrument, so that the Holders of ARCs do not declare the early maturity of the Debentures (“Non-Automatic Early Maturity” and, together with the Automatic Early Maturity, “Early Maturity”). Under the terms of the Indenture, in the event of early maturity of the Debentures (both as a result of Automatic Early Maturity and the Debenture Holder’s declaration, after consultation with the Holders of ARCs, by reason of Non-Automatic Early Maturity), the Company will be obliged to redeem all Debentures, with their subsequent cancellation, and to make payment: (i) relating to 1st Series Debentures, of the Restated Face Value of 1st Series Debentures, plus the due 1st Series Debentures Remuneration, calculated pro rata temporis, from the first payment date, or the immediately previous Payment Date of 1st Series Debentures, as applicable, to the actual payment date; (ii) relating to 2nd Series Debentures, of the Restated Face Value, plus the due 2nd Series Debentures Remuneration, calculated pro rata temporis, from the first payment date, or the immediately previous Remuneration Payment Date of 2nd Series Debentures, as applicable, to the actual payment date; (iii) relating to 3rd Series Debentures, of the Restated Face Value of 2nd Series Debentures, plus the due 3rd Series Debentures Remuneration, calculated pro rata temporis, from the first payment date of 3rd Series ARCs, or the immediately previous Remuneration Payment Date of 3rd Series Debentures, as applicable, to the actual payment date; (iv) relating to 4th Series Debentures, of the Restated Face Value, plus the due 4th Series Debentures Remuneration, calculated pro rata temporis, from the first Payment Date, or the immediately previous Remuneration Payment Date of 4th Series Debentures, as applicable, to the actual payment date, in all cases including any and all costs or direct and proven expenses incurred by the Debenture Holder to safeguard its rights and prerogatives arising from the Debentures and the Indenture, exclusively because of default or non-compliance, by the Company, with the terms provided for in the Indenture, without prejudice to, when applicable, of the collection of Default Charges and any other amounts due by the Company under the terms of the Indenture and other documents relating to the issue of the ARCs to which the Company is a party.

(ll)	Other Terms and Conditions: The other terms and conditions of the Issue and the Debentures shall follow those to be provided for in the Indenture. Terms with initial letters capitalized and not expressly defined in these minutes will have the meanings attributed to them according to the Indenture.

(ii) authorize the execution, by the Company, of any and all instruments necessary to the issue of the Debentures, ARCs, and the Offering, including, but not limited to the following agreements: (a) the Indenture, the Amendment to the Indenture so to reflect the result of the Book Building Process, and any other necessary amendments; and (b) the Distribution Agreement and any necessary amendments.

(iii) authorize any measures taken and to be taken and/or ratify any negotiations concluded and/or to be concluded by the Company’s Executive Board and/or its proxies regarding all terms and conditions applicable to the Issue and the issue of ARCs, and authorize the Company’s Executive Board and/or its proxies to take any and all acts and sign any documents necessary for the Issue and the issue of ARCs that have not been taken or signed yet, as applicable, including, but not limited to powers of attorney, amendments to aforementioned instruments, and other related instruments, the contracting of service providers for the Issue, such as mandatory bank, trustee, and legal advisors, among others, including for reducing the interest rates of the Debentures and cancelling the Debentures not paid up.

(iv) the ratification of all previous acts performed by the Company’s Executive Board and/or its proxies within the scope of the Issue and the Public Offering.

7. Closure: There being nothing else to discuss, these minutes were drawn up, read, approved, and signed by all those present.

8. Signatures: Presiding Board: Jeremiah O’Callaghan, Chair; Milena Hitomi Yanagisawa, Secretary. Members of the Company’s Board of Directors: Jeremiah O’Callaghan, Chair; José Batista Sobrinho; Francisco Sergio Turra; Carlos Hamilton Vasconcelos Araújo; Alba Virginia Pettengill Vacca; Cledorvino Belini; Gelson Luiz Merisio; Katia Regina de Abreu Gomes; and Paulo Bernardo Silva.

This is a free English translation of the original minutes drawn up in the Company’s records.

São Paulo/SP - April 25, 2024.

Milena Hitomi Yanagisawa

Secretary

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